SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 9, 2005

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ (for past years through calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated March 8, 2005 announcing the Company’s financial results for the 4th Quarter and the Fiscal Year ended December 31, 2004	3

Signature	10

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES 4TH QUARTER AND YEAR END RESULTS

EDMONTON, ALBERTA, CANADA — March 08, 2005 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the fiscal year ended December 31, 2004 reflecting a 36 per cent reduction in net loss as compared to the same period last year.

Financial Update
Financial results for the twelve months ended December 31, 2004 reflect a consolidated net loss from operations of $12.2 million or $0.17 per share compared to $19.0 million or $0.31 per share for the same period in 2003. The decreased loss of $6.8 million in 2004 arises from higher revenues of $5.5 million, reduced research and development expenditures of $1.1 million, reduced marketing and business development expenses of $0.4 million, higher investment and other income of $0.7 million, and reduced other operating expenditures of $0.2 million, offset by a $1.1 million increase in general and administrative expenses. The increased revenues result from licensing revenues recognized in the second quarter as a result of recognition into income of the remaining deferred revenue balance related to Theratope® vaccine due to the return of Theratope development and commercialization rights by Merck KGaA of Darmstadt, Germany, announced in June 2004.

Contract research and development revenue for the twelve months ended December 31, 2004, totalling $2.2 million compared to $2.3 million for the same period in 2003, represents contract research and development funding received from Merck KGaA associated with BLP25 Liposome Vaccine (L-BLP25) and Theratope Vaccine. Contract research and development revenues in 2004 are similar to 2003 as decreased funding resulting from the wind down of the Theratope Phase III trial and the L-BLP25 Phase IIb trial has been largely offset by increased funding in late 2004 associated with clinical manufacturing expenditures in preparation of the planned L-BLP25 pivotal Phase III trial in non-small cell lung cancer (NSCLC) expected to commence in late 2005. Licensing revenues from collaborative arrangements for the twelve months ended December 31, 2004, totalling $6.5 million compared to $1.1 million for the same period in 2003, represents the amortization of upfront payments received from Merck KGaA and upfront sub-licensing fee from CancerVac upon commencement of the respective collaborations. The second quarter included an addition to income of $5.9 million representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope. Finally, the increase of $0.2 million in licensing, royalties and other revenue relates to contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Research and development expenditures for the twelve months ended December 31, 2004 totalled $13.6 million compared to $14.7 million for the same period in 2003. The decrease in research and development expenditures is attributable to the winding down of clinical activities associated with the completion of

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existing studies. Included in research and development is an amount of $0.3 million attributable to stock compensation expense recorded in 2004. Stock compensation expense represents the amortization of the estimated fair value of options granted since January 1, 2002 applicable to the current year. The retroactive application of CICA Handbook Section 3870 with respect to recognition of stock compensation expense for 2002 and 2003 resulted in a $1.6 million charge to opening deficit.

General and administrative expenses for the twelve months ended December 31, 2004 totalled $6.6 million compared to $5.5 million for the same period in 2003. The increase of $1.1 million is mainly due to $0.7 million of stock compensation expense recorded in 2004 as well as expenses related to the shelf registration and incremental costs related to the settlement of an outstanding litigation in the first quarter.

Marketing and business development expenditures for the twelve months ended December 31, 2004 totalled $1.4 million compared to $1.8 million for the same period in 2003. The decrease of $0.4 million results from a reduction in pre-launch activities due to the delay in commercialization of Theratope. Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies. Included in marketing and business development is an amount of $0.06 million attributable to stock compensation expense recorded in 2004.

Investment and other income for the twelve months ended December 31, 2004, totalled $0.4 million compared to a net expense of $0.3 million for the same period in 2003. Investment and other income comprise income from cash and investments and foreign exchange gains and losses. Income from cash and investments totalled $0.7 million for the twelve months ended December 31, 2004 compared to $1.0 million for the same period in 2003 as a result of lower average cash and investment balances. This reduction in investment income is offset by a decrease in net foreign exchange loss. A combination of realized and unrealized foreign exchange losses on U.S. dollar holdings totalling $0.3 million for the twelve months ended December 31, 2004 compared to losses of $1.3 million for the same period in 2003, are attributable to significant fluctuations of the Canadian dollar against the U.S. dollar in 2003 and to a lesser extent in 2004.

Biomira’s financial reserves total $38.6 million in cash and short-term investments as at December 31, 2004, compared to $41.5 million at the end of 2003. The net decrease of $2.9 million is attributable to $18.6 million used for operations, capital and intangible asset purchases of $0.6 million, repayment of capital lease obligations of $0.1 million, offset by proceeds received from financing of $14.6 million, from exercise of warrants of $1.4 million and from exercise of stock options of $0.4 million.

“Looking back on 2004, we have certainly had an exciting year, with compelling results from our L-BLP25 Phase IIb study in NSCLC,” said Alex McPherson. “L-BLP25 has become our lead product candidate, and we look forward to preparing for the next steps of clinical testing in 2005. Corporately, we need to ensure we continue to have the capital required to allow us to focus on the upcoming clinical trials. We plan to continue to take advantage of opportunities in 2005 that will assist us in meeting future development plans.”

Theratope
The Company is seeking a potential collaborator for Theratope prior to any further clinical work being done.

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L-BLP25
A protocol-specified survival update, scheduled to occur two years following the enrolment of the last patient into the Phase IIb trial, took place in December 2004. The Stage IIIB locoregional NSCLC patients in this study seemed to show the greatest benefit from the vaccine. Among this subgroup of patients, median survival for those on the vaccine plus best supportive care arm had not yet been reached 23 months post-accrual. For the same subgroup, those on the control arm receiving best supportive care alone had a median survival of 13.3 months. Median survival reflects the point at which 50 per cent of the patients are alive and 50 per cent of the patients are deceased.

Two abstracts have been accepted for presentation at the upcoming American Society of Clinical Oncology (ASCO) meeting to be held in Orlando, Florida, May 13-17 2005. One is scheduled as a poster discussion and the other as a poster presentation.

In preparation for a phase III trial, manufacturing changes intended to secure future commercial supply of the vaccine are being made. These changes are designed to ensure that the resulting pivotal Phase III data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. A comparability plan to evaluate the changes includes a small clinical safety study scheduled to start in the second quarter of 2005. The Phase III study is not expected to commence prior to late 2005. Biomira is entitled to receive a milestone payment from Merck KGaA once the first patient is enrolled into the Phase III study.

In September 2004, the U.S. Food and Drug Administration (FDA) granted Fast Track status to L-BLP25 for its proposed use in the treatment of NSCLC. The Fast Track designation is an important step in the development of L-BLP25 and may help bring this potentially promising drug to patients more quickly.

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Biomira Inc.
CONSOLIDATED BALANCE SHEETS (Canadian dollars, in thousands, except number of shares)

	December 31, 2004 (Unaudited)	December 31, 2003 (Unaudited)*
ASSETS
Current
Cash and cash equivalents	$19,887	$24,062
Short-term investments	18,751	17,443
Accounts receivable	736	459
Prepaid expenses	320	460
	39,694	42,424
Capital assets (net)	383	641
Intangible asset (net)	480	-
Long-term investment	264	-
	$40,821	$43,065
LIABILITIES
Current
Accounts payable and accrued liabilities	$2,031	$3,453
Capital lease obligation	-	108
Current portion of deferred revenue	556	1,053
	2,587	4,614
Deferred revenue	1,241	6,671
Class A preference shares	30	30
	3,858	11,315
SHAREHOLDERS’ EQUITY
Share capital	374,007	359,643
Warrants	7,442	8,555
Contributed surplus	14,661	8,901
Deficit	(359,147)	(345,349)
	36,963	31,750
	$40,821	$43,065

Common Shares Issued and Outstanding	78,339,978	72,545,232

(CAD $1.00 = USD $0.83)

*Figures excerpted from the 2003 audited consolidated financial statements.

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Biomira Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS (Canadian dollars, in thousands, except per share amounts)

	Three Months Ended December 31			Twelve Months Ended December 31
	(Unaudited	)	(Unaudited )	(Unaudited )	(Unaudited)*
	2004		2003	2004	2003
REVENUE
Contract research and development	$889		$358	$2,150	$2,309
Licensing revenue from collaborative agreements	52		263	6,539	1,053
Licensing, royalties, and other revenue	33		53	252	54
	974		674	8,941	3,416
EXPENSES
Research and development	3,198		2,853	13,576	14,700
General and administrative	1,295		1,412	6,589	5,445
Marketing and business development	260		461	1,362	1,796
Amortization	120		96	410	446
Gain on disposal of capital assets	-		(3)	(2)	(61)
	4,873		4,819	21,935	22,326
OPERATING LOSS	3,899		4,145	12,994	18,910
Investment and other (expense) income	(147)		(753)	368	(295)
Interest expense	-		(3)	(5)	(20)
LOSS BEFORE INCOME TAXES	4,046		4,901	12,631	19,225
Income tax benefit	465		269	406	251
NET LOSS	$3,581		$4,632	$12,225	$18,974
BASIC AND DILUTED LOSS PER SHARE	$0.05		$0.07	$0.17	$0.31
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	72,941		62,498	72,941	62,498

CONSOLIDATED STATEMENTS OF DEFICIT (Canadian dollars, in thousands)

	Three Months Ended December 31				Twelve Months Ended December 31
	(Unaudited	)	(Unaudited	)	(Unaudited	)	(Unaudited)	*
	2004		2003		2004		2003

DEFICIT, BEGINNING OF PERIOD	$355,566		$340,717		$346,922		$326,101
Net loss	3,581		4,632		12,225		18,974
Accretion of convertible debentures	-		-		-		713
Interest, foreign exchange gain (loss), and carrying charges on convertible debentures	-		-		-		(439)
DEFICIT, END OF PERIOD	$359,147		$345,349		$359,147		$345,349

*Figures excerpted from the 2003 audited consolidated financial statements.

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Biomira Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW (Canadian dollars, in thousands)

	Three Months Ended December 31		Twelve Months Ended December 31
	(Unaudited )	(Unaudited )	(Unaudited )	(Unaudited)*
	2004	2003	2004	2003
OPERATING
Net loss	$(3,581)	$(4,632)	$(12,225)	$(18,974)
Amortization	120	96	410	446
Stock compensation expense	248	-	1,060	-
Decrease in deferred revenue	(298)	(263)	(6,191)	(1,053)
Gain on disposal of capital assets	-	(3)	(2)	(61)
Unrealized foreign exchange loss (gain) on cash and cash equivalents	209	(44)	242	189
Net change in non-cash balances from operations
Accounts receivable	(407)	108	(277)	733
Prepaid expenses	(133)	(85)	140	37
Accounts payable and accrued liabilities	7	(424)	(1,522)	(5,127)
	(3,835)	(5,247)	(18,365)	(23,810)
INVESTING
Purchase of short-term investments	(22,922)	(18,605)	(72,374)	(56,380)
Redemption of short-term investments	24,475	12,091	71,066	67,619
Purchase of capital assets	(11)	-	(126)	(12)
Proceeds from disposal of capital assets	-	4	2	77
Purchase of intangible assets	(506)	-	(506)	-
	1,036	(6,510)	(1,938)	11,304
FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	14,623	20,799	14,623	35,610
Proceeds from exercise of stock options	378	-	413	121
Proceeds from exercise of warrants	1,442	-	1,442	592
Repayment of convertible debentures	-	-	-	(7,826)
Interest on convertible debentures	-	-	-	(91)
Repayment of capital lease obligation	(25)	(41)	(108)	(156)
	16,418	20,758	16,370	28,250

NET CASH INFLOW (OUTFLOW)	13,619	2,661	(3,933)	15,744

Effect of exchange rate fluctuations on cash and cash equivalents	(209)	44	(242)	(189)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,410	9,045	(4,175)	15,555
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,477	15,017	24,062	8,507
CASH AND CASH EQUIVALENTS, END OF PERIOD	$19,887	$24,062	$19,887	$24,062

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the period	$-	$3	$5	$20
Amount of income taxes paid in the period	$-	$-	$-	$5

*Figures excerpted from the 2003 audited consolidated financial statements.

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Biomira Company Contacts:

Jane Tulloch	Edward Taylor
Director Investor Relations	Vice President Finance and Chief Financial Officer
780-490-2812	780-490-2806

U.S. Media Calls
Daniel Budwick
BMC Communications Group
(212) 477-9007 ext. 14

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This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses and regulatory review and approvals or the safety and efficacy of product or the availability of capital and financing. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

    BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.

(Registrant)

Date: March 9, 2005	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance and Chief
Financial Officer